SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We will have daily flight between São Paulo and Bogota

The flight has been authorized by ANAC and is scheduled to start in December

São Paulo, June 30, 2010 – TAM (Bovespa: TAMM4 and NYSE: TAM) received authorization from the National Civil Aviation Agency (ANAC) to begin a daily flight between São Paulo and Bogota, Colombia. The operation should start by December this year, with an A320 aircraft configured in two classes of service: Economy and Business.

"Bogota is the last major market we were not operating in South America and has strategic importance for us: it is a metropolis with the economy based on industry, commerce and financial businesses, and has a wide cultural and tourism range", says Paulo Castello Branco, our Commercial and Planning Vice President.

About TAM (www.tam.com.br)

We are a member of the Star Alliance, have been leaders in the Brazilian domestic market since 2003 and as of May 2010, we held a 40.9% domestic market share and an 87.9% international market share. We operate regular flights to 43 destinations throughout Brazil and we serve 87 different Brazilian cities through our regional alliances. Operations abroad include flights to 18 destinations in the United States, Europe and South America, including the following cities: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that allow us to offer seats on flights with several international airlines, enabling our passengers to travel to 78 additional destinations in the U.S., Europe and South America.  Further, the Star Alliance offers flights to 1,167 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, our program, the TAM Loyalty Program, has over 6.9 million subscribers and has awarded more than 10.6 million airline tickets.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306 equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.